Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of September 30, 2014

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2014	December 31, 2013
CURRENT ASSETS
Cash and cash equivalents	4	2,872,095	2,099,224
Short-term investments
Held for Trading	4	1,798,506	2,123,168
Trade accounts receivable - net	5	4,363,781	4,078,806
Inventories	6	9,311,613	8,499,691
Tax credits		649,365	716,806
Income and social contribution taxes recoverable		531,520	367,963
Unrealized gains on financial instruments	13	13,179	319
Assets available for sale	24	288,695	—
Other current assets		454,746	291,245
		20,283,500	18,177,222

NON-CURRENT ASSETS
Tax credits		90,394	103,469
Deferred income taxes		2,334,000	2,056,445
Related parties	15	68,917	87,159
Judicial deposits	14	1,290,102	1,155,407
Other non-current assets		359,819	220,085
Prepaid pension cost		738,937	555,184
Investments in associates and jointly-controlled entities	8	1,331,119	1,590,031
Goodwill	10	11,776,371	11,353,045
Other Intangibles		1,504,843	1,497,919
Property, plant and equipment, net	9	21,694,405	21,419,074
		41,188,907	40,037,818

TOTAL ASSETS		61,472,407	58,215,040

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2014	December 31, 2013
CURRENT LIABILITIES
Trade accounts payable		3,506,687	3,271,419
Short-term debt	11	1,949,579	1,810,783
Debentures	12	—	27,584
Taxes payable		494,402	473,773
Income and social contribution taxes payable		229,661	177,434
Payroll and related liabilities		779,608	655,962
Dividends payable		—	119,455
Employee benefits		48,438	50,036
Environmental liabilities		21,603	15,149
Unrealized losses on financial instruments	13	—	274
Other current liabilities		530,451	634,761
		7,560,429	7,236,630

NON-CURRENT LIABILITIES
Long-term debt	11	16,130,512	14,481,497
Debentures	12	385,187	386,911
Related parties	15	37	43
Deferred income taxes		1,156,888	1,187,252
Unrealized losses on financial instruments	13	4,594	3,009
Provision for tax, civil and labor liabilities	14	1,489,134	1,294,598
Environmental liabilities		93,531	90,514
Employee benefits		832,134	942,319
Other non-current liabilities		611,755	571,510
		20,703,772	18,957,653

EQUITY	16
Capital		19,249,181	19,249,181
Treasury stocks		(234,636)	(238,971)
Capital reserves		11,597	11,597
Retained earnings		11,397,960	10,472,752
Operations with non-controlling interests		(1,732,962)	(1,732,962)
Other reserves		2,750,359	2,577,482
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		31,441,499	30,339,079

NON-CONTROLLING INTERESTS		1,766,707	1,681,678

EQUITY		33,208,206	32,020,757

TOTAL LIABILITIES AND EQUITY		61,472,407	58,215,040

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the nine-month period ended
	Note	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

NET SALES		10,705,945	10,494,025	31,702,543	29,542,040

Cost of sales	20	(9,430,085)	(8,959,637)	(27,847,263)	(25,757,117)

GROSS PROFIT		1,275,860	1,534,388	3,855,280	3,784,923

Selling expenses	20	(172,206)	(177,393)	(525,337)	(493,622)
General and administrative expenses	20	(488,796)	(494,686)	(1,521,545)	(1,448,994)
Other operating income	20	64,091	46,229	152,563	145,552
Other operating expenses	20	(45,369)	(41,257)	(97,257)	(76,373)
Equity in earnings of unconsolidated companies		35,228	18,363	88,851	34,664

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		668,808	885,644	1,952,555	1,946,150

Financial income	21	66,056	95,041	216,763	202,300
Financial expenses	21	(345,768)	(258,098)	(1,005,079)	(773,495)
Exchange variations, net	21	(308,418)	(45,145)	(104,425)	(367,537)
Gain and losses on financial instruments, net	21	13,234	2,043	5,533	(7,683)

INCOME BEFORE TAXES		93,912	679,485	1,065,347	999,735

Current	7	(208,473)	(113,680)	(325,688)	(250,509)
Deferred	7	376,512	75,804	355,721	452,869
Income and social contribution taxes		168,039	(37,876)	30,033	202,360

NET INCOME		261,951	641,609	1,095,380	1,202,095

ATTRIBUTABLE TO:
Owners of the parent		252,222	595,060	1,005,901	1,133,637
Non-controlling interests		9,729	46,549	89,479	68,458
		261,951	641,609	1,095,380	1,202,095

Basic earnings per share - preferred and common - (R$)	17	0.15	0.35	0.59	0.67

Diluted earnings per share - preferred and common - (R$)	17	0.15	0.35	0.59	0.67

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net income for the period	261,951	641,609	1,095,380	1,202,095
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	117,511	1,354	32,784	96,765
Cumulative translation adjustment	1,736,002	212,731	254,281	1,442,594
Unrealized Losses on net investment hedge	(503,871)	(39,182)	(132,923)	(558,724)
Cash flow hedges
Unrealized (Losses) Gains	(14,612)	85	58,058	689
Reciclying to income	—	—	(59,988)	3,312
	1,335,030	174,988	152,212	984,636
Items that will not be reclassified to profit or loss
Net unrealized gains on defined benefit pension plan	—	—	148,458	—
	—	—	148,458	—
Other comprehensive income, net of tax	1,335,030	174,988	300,670	984,636

Total comprehensive income for the period, net of tax	1,596,981	816,597	1,396,050	2,186,731

Total comprehensive income attributable to:
Owners of the parent	1,541,683	764,798	1,293,604	2,089,876
Non-controlling interests	55,298	51,799	102,446	96,855
	1,596,981	816,597	1,396,050	2,186,731

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
				Retained earnings						Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Pension Plan	Retained earnings	Operations with non-controlling interests	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2013	19,249,181	(290,240)	11,597	478,897	490,891	8,677,799	(467,377)	—	(1,728,627)	1,620	(681,793)	(1,702)	1,421,334	84,024	27,245,604	1,552,313	28,797,917
2013 Changes in Equity
Net income	—	—	—	—	—	—	—	1,133,637	—	—	—	—	—	—	1,133,637	68,458	1,202,095
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	—	—	(555,129)	3,678	1,507,690	—	956,239	28,397	984,636
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	1,133,637	—	—	(555,129)	3,678	1,507,690	—	2,089,876	96,855	2,186,731
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	21,975	21,975	168	22,143
Stock option exercised during the period	—	7,077	—	—	—	(4,027)	—	—	—	—	—	—	—	—	3,050	33	3,083
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(4,335)	—	—	—	—	—	(4,335)	325,857	321,522
Dividends/interest on capital	—	—	—	—	—	—	—	(153,060)	—	—	—	—	—	—	(153,060)	(42,599)	(195,659)
Balance as of September 30, 2013 (Note 16)	19,249,181	(283,163)	11,597	478,897	490,891	8,673,772	(467,377)	980,577	(1,732,962)	1,620	(1,236,922)	1,976	2,929,024	105,999	29,203,110	1,932,627	31,135,737

Balance as of January 1, 2014	19,249,181	(238,971)	11,597	558,084	560,405	9,620,293	(266,030)	—	(1,732,962)	1,620	(1,525,652)	3,281	3,994,567	103,666	30,339,079	1,681,678	32,020,757
2014 Changes in Equity												143,259
Net income	—	—	—	—	—	—	—	1,005,901	—	—	—	—	—	—	1,005,901	89,479	1,095,380
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	141,381	—	—	—	(132,241)	(1,878)	280,441	—	287,703	12,967	300,670
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	141,381	1,005,901	—	—	(132,241)	(1,878)	280,441	—	1,293,604	102,446	1,396,050
Supplementary dividend	—	—	—	—	—	(12)	—	—	—	—	—	—	—	—	(12)	—	(12)
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	26,555	26,555	910	27,465
Stock option exercised during the period	—	4,335	—	—	—	(469)	—	—	—	—	—	—	—	—	3,866	66	3,932
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,612)	(1,612)
Dividends/interest on capital	—	—	—	—	—	—	—	(221,593)	—	—	—	—	—	—	(221,593)	(16,781)	(238,374)
Balance as of September 30, 2014 (Note 16)	19,249,181	(234,636)	11,597	558,084	560,405	9,619,812	(124,649)	784,308	(1,732,962)	1,620	(1,657,893)	1,403	4,275,008	130,221	31,441,499	1,766,707	33,208,206

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the nine-month period ended
	Note	September 30, 2014	September 30, 2013

Cash flows from operating activities
Net income for the period		1,095,380	1,202,095
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	20	1,637,322	1,468,004
Equity in earnings of unconsolidated companies	8	(88,851)	(34,664)
Exchange variation, net	21	104,425	367,537
(Gains) Losses on financial instruments, net	21	(5,533)	7,683
Post-employment benefits		131,398	87,489
Stock based remuneration		27,788	25,223
Income tax	7	(30,033)	(202,360)
Gains on disposal of property, plant and equipment and investments, net		(42,830)	(39,840)
Allowance for doubtful accounts		40,178	41,248
Provision for tax, labor and civil claims		195,039	167,124
Interest income on investments	21	(102,820)	(83,311)
Interest expense on loans	21	862,452	652,990
Interest on loans with related parties	15	(2,368)	(1,522)
Provision for net realizable value adjustment in inventory	6	56,240	30,573
Release of allowance for inventory against cost upon sale of the inventory	6	(45,640)	(54,016)
		3,832,147	3,634,253
Changes in assets and liabilities
Increase in trade accounts receivable		(266,869)	(522,228)
(Increase) Decrease in inventories		(803,200)	1,125,335
Increase in trade accounts payable		247,435	28,498
Increase in other receivables		(450,665)	(163,439)
(Decrease) Increase in other payables		(122,745)	274,840
Dividends from associates and jointly-controlled entities		89,694	36,296
Purchases of trading securities		(1,859,764)	(2,170,059)
Proceeds from maturities and sales of trading securities		2,298,537	1,793,347
Cash provided by operating activities		2,964,570	4,036,843

Interest paid on loans and financing		(632,887)	(554,605)
Income and social contribution taxes paid		(378,810)	(274,499)
Net cash provided by operating activities		1,952,873	3,207,739

Cash flows from investing activities
Additions to property, plant and equipment	9	(1,593,616)	(1,921,005)
Proceeds from sales of property, plant and equipment, investments and other intangibles		110,744	122,091
Additions to other intangibles		(52,693)	(115,327)
Advance for capital increase in jointly-controlled entity		—	(77,103)
Payment for business acquisitions, net of cash of acquired entities		—	(55,622)
Net cash used in investing activities		(1,535,565)	(2,046,966)

Cash flows from financing activities
Reduction of capital by non-controlling interests in subsidiaries		—	348,823
Proceeds from exercise of shares		3,932	3,050
Dividends and interest on capital paid		(339,019)	(237,617)
Proceeds from loans and financing		2,382,268	4,039,613
Repayment of loans and financing		(1,777,613)	(4,223,637)
Intercompany loans, net		20,603	50,992
Increase in controlling interest in subsidiaries		—	(33,090)
Put-Options on non-controlling interest		—	(599,195)
Net cash provided (used) in financing activities		290,171	(651,061)

Exchange variation on cash and cash equivalents		65,392	18,504

Increase in cash and cash equivalents		772,871	528,216
Cash and cash equivalents at beginning of period		2,099,224	1,437,235
Cash and cash equivalents at end of period		2,872,095	1,965,451

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is the leading manufacturer of long steel in the Americas and a major global supplier of special steel. In Brazil, also produces flat steel and iron ore, activities that are expanding its product mix and the competitiveness of its operations.  With more than 45,000 employees, Gerdau has industrial operations in 14 countries — the Americas, Europe and Asia — with a combined installed capacity of more than 25 million tonnes of steel a year. It is also Latin America’s biggest recycler and, worldwide, transforms millions of tonnes of scrap metal into steel every year, reinforcing its commitment to sustainable development in the regions where it operates. With more than 120,000 shareholders, Gerdau’s shares are listed on the New York, São Paulo and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Disclosure Committee on November 4, 2014.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month and nine-month period ended September 30, 2014 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2013, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2013, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their optional or mandatory adoption for the period beginning on January 1, 2014. The Company’s assessment on the impact of these new procedures and interpretations is as follows:

Standards and Interpretations in force

IAS 32 — Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

In December 2011, the IASB revised IAS 32. The amendment of this standard addresses issues related to the offsetting of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The adoption of this standard did not impact the Company’s Financial Statements.

IFRS 10, IFRS 12 and IFRS 27 — Investment Entities

In October 2012, the IASB issued a revised IFRS 10, IFRS 12 and IAS 27, which define an investment entity and introduce an exception to consolidation of subsidiaries by an investment entity, establishing the accounting treatment in these cases. These revised standards are effective for years beginning on or after January 1, 2014. The adoption of this revised standards did not impact the Company’s Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

IFRIC 21 — Levies

In May 2013, the IASB issued the IFRIC 21. This interpretation addresses aspects related to the recognition of a liability to pay a levy that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. This interpretation is effective for years beginning on or after January 1, 2014. The adoption of this interpretation did not impact the Company’s Financial Statements.

IAS 36 — Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36

In May 2013, the IASB revised IAS 36. The amendment of this standard requires the disclosure of the discount rates of the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal. This standard is effective for annual periods beginning on or after January 1, 2014. The adoption of this revised standard did not impact the Company’s Financial Statements.

IAS 39 — Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39

In June 2013, the IASB revised IAS 39. The amendment of this standard has the objective to clarify when an entity is required to discontinue hedge accounting, in situations where the hedging instrument expires or is sold, terminated or exercised. This standard is effective for annual periods beginning on or after January 1, 2014. The adoption of this revised standard did not impact the Company’s Financial Statements.

Standards and Interpretations of standards not yet in force

IFRS 9 — Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of the IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2015. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

IFRS 9 and IFRS 7 — Mandatory Effective Date and Transition Disclosures — Amendments to IFRS 9 and IFRS 7

In December 2011 the IASB revised IFRS 9 and 7. The amendment of IFRS 9 deals with the extension of the adoption date from January 1, 2013 to January 1, 2015. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. The Company does not expect any impact from adopting these revised standards on its Consolidated Financial Statements.

IFRS 14 — Regulatory Deferral Accounts

In January 2014, the IASB issued IFRS 14, which has the specific objective of determining the recognition of regulatory assets and liabilities at the first adoption of the IFRS. This standard is effective for annual periods beginning on or after January 1, 2016. The Company does not expect any impact from adopting this standard on its Consolidated Financial Statements.

IFRS 11 — Joint Arrangements

In May 2014, the IASB issued a revised IFRS 11. The amendment of IFRS 11 seek to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3. The revised standard is effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortisation  — Amendments to IAS 16 and IAS 38

In May 2014, the IASB issued a revised IAS 16 and IAS 38. The amendment of IAS 16 and IAS 38 seek to clarify the depreciation and amortization methods, aligned with the concept of expected future economic benefits from the use of the asset over its economic useful life. The revised standard is effective for years beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of these revised standards on its Consolidated Financial Statements.

IFRS 15 — Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. This standard is effective for years beginning on or after January 1, 2017. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

IAS 16 and IAS 41 - Agriculture: Bearer Plants — Amendments to IAS 16 and IAS 41

In June 2014, the IASB issued a revised IAS 16 and IAS 41. The amendment of IAS 16 and IAS 41 has the objective to include in IAS 16 the concept of bearer plants and determine their recognition as fixed assets. The revised standard is effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

IFRS 9 — Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement. Those amendments addressed a narrow range of application questions and introduced a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. Also, the IASB added to IFRS 9 the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. This standard is effective for annual reporting periods beginning on or after January 1, 2018. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

IAS 27 — Equity Method in Separate Financial Statements — Amendments to IAS 27

In August 2014, the IASB issued a revised IAS 27, which has the objective to allow the entity to account for its investments in subsidiaries, joint ventures and associates using the equity method in its Separate financial statements. This standard is effective for annual periods beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of this revised standard on its Consolidated Financial Statements.

IFRS 10 and IAS 28 — Sale or Contribution of Assets between and Investor and its Associate or Joint Venture — Amendments to IFRS 10 and IAS 28

In September 2014, the IASB issued a revised IFRS 10 and IAS 28, which has the objective to establish accounting treatment for transactions with assets between an investor and associate or jointly controlled entity. This standard is effective for annual periods beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of this revised standard on its Consolidated Financial Statements.

Annual Improvements to IFRSs 2012-2014 Cycle

In September 2014, the IASB revised the standards IFRS 5, IFRS 7, IAS 19 and IAS 34. These revised standards are effective for years beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of these revised standards on the Company’s Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended on September 30, 2014, compared to those existing on December 31, 2013.

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended on September 30, 2014, compared to those existing on December 31, 2013.

On September 16, 2014, the Company entered into a definitive transaction agreement to sell its 50% interest in Gallatin Steel Company to Nucor Corporation. The operation was not completed until September 30, 2014 (note 24).

3.3 — Associate companies

The Company did not have material changes in investments in associated companies for the period ended on September 30, 2014, compared to those existing on December 31, 2013.

3.4 — Total cash paid for business combinations and interest increases in already controlled subsidiaries

Companies / interest acquired	September 30, 2014	September 30, 2013
Acquisition of control
Cycle Systems Inc.	—	26,361
Cyrgo S.A.	—	29,261
	—	55,622

Interest increase in subsidiaries
Gerdau Steel India Ltd.	—	18,151
Gerdau Hungria Holdings LLC	—	14,939
	—	33,090

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

Cash and cash equivalents

	September 30, 2014	December 31, 2013
Cash	9,180	7,385
Banks and immediately available investments	2,862,915	2,091,839
Cash and cash equivalents	2,872,095	2,099,224

Short term investments

	September 30, 2014	December 31, 2013
Held for trading	1,798,506	2,123,168
Short-term investments	1,798,506	2,123,168

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 5 — ACCOUNTS RECEIVABLE

	September 30, 2014	December 31, 2013
Trade accounts receivable - in Brazil	1,482,455	1,378,989
Trade accounts receivable - exports from Brazil	146,650	318,453
Trade accounts receivable - foreign subsidiaries	2,832,208	2,480,985
(-) Allowance for doubtful accounts	(97,532)	(99,621)
	4,363,781	4,078,806

NOTE 6 — INVENTORIES

	September 30, 2014	December 31, 2013
Finished products	4,053,287	3,493,293
Work in progress	1,903,100	1,784,136
Raw materials	1,926,429	1,951,425
Storeroom supplies	804,075	842,646
Advances to suppliers	406,039	176,412
Imports in transit	302,652	325,055
(-) Allowance for adjustments to net realizable value	(83,969)	(73,276)
	9,311,613	8,499,691

The allowance for adjustment to net realizable value is mainly related to the reduction in cost, or the adjustment to market, of certain raw materials acquired by the Company and that had a decrease in the sale price of finished products. Based on the estimated production costs to convert these raw materials to finished products, the resulting estimated finish product cost was in excess of the estimated sales price less estimated cost of sales, thus, the Company recognized adjustments to net realizable values, as follows:

Balance as of January 1, 2013	(71,869)
Provision for adjustments to net realizable value	(56,752)
Reversal of adjustments to net realizable value	61,453
Exchange rate variation	(6,108)
Balance as of December 31, 2013	(73,276)
Provision for adjustments to net realizable value	(56,240)
Reversal of adjustments to net realizable value	45,640
Exchange rate variation	(93)
Balance as of September 30, 2014	(83,969)

Inventories are insured against fire and flooding. The insurance coverage is based on the amounts and risks involved.

During the three-month period ended on September 30, 2014 the amounts of R$ 9,430,085 and R$ 564,518 (R$ 8,959,637 and R$ 544,142 as of September 30, 2013), respectively were recognized as cost of sales and freights in the condensed consolidated interim financial statements. During the nine-month period ended on September 30, 2014 the amounts of R$ 27,847,263 and R$ 1,680,204 (R$ 25,757,117 and R$ 1,486,651 as of September 30, 2013), respectively were recognized as cost of sales and freights in the condensed consolidated interim financial statements.

For the nine-month period ended on September 30, 2014, cost of sales includes the amounts of R$ 56,240 (R$ 30,573 as of September 30, 2013) related to the provision for adjustments to net realizable value of inventories and R$ 45,640 (R$ 54,016 as of September 30, 2013) related to the reversal of adjustments to net realizable value of inventories.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil used R$ (887) and R$ 13,519 for the three and nine-month periods ended on September 30, 2014, (R$ 7,579 and R$ 16,593 for the three and nine-month period ended on September 30, 2013, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, senior citizens, sports, PAT (Workers’ Meal Program), operations to support cultural and artistic activities, PRONON — Program to oncological support and attention and PRONAS — National program to support and attention to the health of disable people. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2023, a 75% reduction in income tax on operating profit, which represents R$ 390 and R$ 6,108 for the three and nine-month periods ended on September 30, 2014, respectively (R$ 5,183 and R$ 10,236 for the three and nine-month periods ended on September 30, 2013). The respective tax incentives were recorded directly in the income and social contribution tax account in the statement of income.

As of September 30, 2014, the Company had tax loss carryforwards arising from its operations in Brazil of R$ 885,305 for income tax (R$ 618,628 as of December 31, 2013) and R$ 1,615,263 for social contribution tax (R$ 1,352,142 as of December 31, 2013), representing a deferred tax asset of R$ 366,700 (R$ 276,350 as of December 31, 2013). The Company believes that the amounts will be realized based on future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of the tax asset of R$ 257,469 (R$ 246,621 as of December 31, 2013), due to the Company’s inability to use the tax loss carryforwards in its subsidiaries. Notwithstanding, these tax loss carryforwards do not have an expiration date.

In July 2014, the subsidiary Gerdau Internacional Empreendimentos Ltda., opted for the program of special payment of taxes, called REFIS of Foreign Generated Profits. The subsidiary registered the complement of income and social contribution taxes in Brazil due to foreign generated profits up to 2013 and decided for the payment of this amount. The net effect on the Consolidated Statement of Income was R$ 87,759. The company opted to keep the administrative defenses of tax assessments for the years from 2005 to 2007, taking into consideration that the evaluation of its legal counsel is a possible loss.

As of September 30, 2014 and December 31, 2013, the subsidiary Gerdau Ameristeel had a deferred tax asset of R$ 225,350 and R$ 220,781, respectively, for tax loss carry forwards in Canada. These tax loss carryforwards expire on various dates between 2025 and 2034. The subsidiary believes it is probable that these deferred tax benefits will be realized through the generation of future taxable income and, historically, the subsidiary has been able to generate sufficient taxable income to utilize tax benefits associated with previous tax loss carry forwards, however, the amounts of deferred tax assets can be adjusted if the estimates of taxable income are revised.

As of September 30, 2014, the subsidiary Gerdau Ameristeel had R$ 255,946 (R$ 294,142 on December 31, 2013) of tax losses over capital losses for which no deferred tax assets were recognized. The balance relates primarily to  long-term investment losses recognized by Gerdau Ameristeel and currently does not have an expiration date, except for the amounts of R$ 59,834, R$ 2,000 and R$ 353 included in the balance sheet as of September 30, 2014 that expire on 2015, 2016 and 2018, respectively. The Company has also not recognized in its consolidated balance sheet R$ 10,694 thousand of federal loss carryforwards in the US that will no longer be utilized before their expiration. These losses are set to expire in 2029. The subsidiary had several state tax losses totaling R$ 61,079 (R$ 193,236 at December 31, 2013), which have not been recognized and expire at various dates between 2014 and 2034. The subsidiary also had R$ 152,869 as of September 30, 2014 (R$ 128,129 as of December 31, 2013) of state tax credits which have not been recognized in the Consolidated Balance Sheets. These credits expire at various dates between 2015 and 2023, except for an amount of R$ 7,642 (R$ 7,304 at December 31, 2013), which does not have an expiration date.

On September 30, 2014, the subsidiary Gerdau Holdings Europa S.A. had deferred tax assets due to tax losses, totaling R$ 415,902 (R$ 415,638 as of December 31, 2013) recognized in the Consolidated Financial Statements.

In Brazil, income taxes include the federal income tax (IRPJ) and social contribution (CSLL), which represent an additional federal income tax. The applicable tax rates for income tax and social contribution are 25% and 9%, respectively, for the three and nine month periods ended on September 30, 2014 and 2013. Beyond the domestic tax rates mentioned above, the Company is also subject to taxes on income in its subsidiaries abroad, which tax rates range between 21% and 38.5%. The difference between the tax rates in Brazil and the tax rates in other countries are presented in the reconciliation of income tax and social contribution adjustments on net income in the line “difference in tax rates in foreign companies”.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Reconciliation of income tax (IRPJ) and social contribution (CSLL) adjustments on the net income:

	For the three-month period ended
	September 30, 2014	September 30, 2013
Income before income taxes	93,912	679,485
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(31,930)	(231,025)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	188,400	80,380
- Equity in earnings of unconsolidated companies	11,977	6,243
- Interest on equity	225	44,547
- Tax credits and incentives	(497)	12,797
- Tax deductible goodwill recorded in statutory books	89,708	86,821
- Tax payment program on foreign generated profits	(87,759)	—
- Other permanent differences, net	(2,085)	(37,639)
Income and social contribution taxes	168,039	(37,876)
Current	(208,473)	(113,680)
Deferred	376,512	75,804

	For the nine-month period ended
	September 30, 2014	September 30, 2013
Income before income taxes	1,065,347	999,735
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(362,218)	(339,910)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	122,095	204,645
- Equity in earnings of unconsolidated companies	30,209	11,786
- Interest on equity	46,122	46,965
- Tax credits and incentives	19,627	26,829
- Tax deductible goodwill recorded in statutory books	269,125	263,351
- Tax payment program on foreign generated profits	(87,759)	—
- Other permanent differences, net	(7,168)	(11,306)
Income and social contribution taxes	30,033	202,360
Current	(325,688)	(250,509)
Deferred	355,721	452,869

NOTE 8 — INVESTMENTS

I) Associates and jointly-controlled entities

	Joint Ventures		Associate companies
	Joint Ventures North America (a)	Gerdau Corsa S.A.P.I. de C.V.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Maco Holdings Ltda.	Others	Total
Balance as of January 1, 2013	278,211	52,007	138,852	23,326	223,390	267,041	341,711	99,777	1,290	1,425,605
Equity in earnings	46,800	(10,755)	17,586	(2,181)	(1,114)	(8,180)	10,582	1,263	—	54,001
Cumulative Translation Adjustment	38,804	11,036	—	4,975	35,905	37,342	40,786	—	—	168,848
Capital reduction	—	—	—	—	—	—	—	(26,663)	—	(26,663)
Acquisition/Disposal of investment	—	—	—	—	51,383	—	—	(74,377)	—	(22,994)
Fair value allocation on investment	—	—	—	—	(22,796)	—	—	—	—	(22,796)
Capital increase	—	77,103	—	—	—	—	—	—	—	77,103
Dividends/Interest on equity	(37,051)	—	(23,521)	—	—	—	(2,501)	—	—	(63,073)
Balance as of December 31, 2013	326,764	129,391	132,917	26,120	286,768	296,203	390,578	—	1,290	1,590,031
Equity in earnings	66,915	(9,182)	17,109	(3,982)	17,923	547	(479)	—	—	88,851
Cumulative Translation Adjustment	(7,547)	2,120	—	(2,143)	15,502	5,743	19,118	—	(9)	32,784
Capital increase	(2,158)	—	—	—	—	—	—	—	—	(2,158)
Transfer to assets available for sale	(288,695)	—	—	—	—	—	—	—	—	(288,695)
Dividends/Interest on equity	(57,540)	—	(30,055)	—	—	—	(2,099)	—	—	(89,694)
Balance as of September 30, 2014	37,739	122,329	119,971	19,995	320,193	302,493	407,118	—	1,281	1,331,119

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

a) Joint Ventures North America

Companies: Gallatin Steel Company, Bradley Steel Processors Gerdau-Conco and MRM Guide Rail. In accordance to the information presented at note 24, the Company reclassified on its Consolidated Balance Sheets as of September 30, 2014 its interest on Gallatin in the amount of R$ 288,695 from the Investments in associates and jointly-controlled entities row to Assets available for sale.

b) Goodwill

	September 30, 2014	December 31, 2013
Dona Francisca Energética S.A.	17,071	17,071
Grupo Multisteel Business Holdings Corp.	29,131	30,396
Corsa Controladora S.A. de C.V.	180,483	186,419
Corporación Centroamericana del Acero, S.A.	222,672	230,504
	449,357	464,390

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on September 30, 2014, acquisitions amounted to R$ 438,194 (R$ 729,419 as of September 30, 2013), and disposals amounted to R$ 2,150 (R$ 2,307 as of September 30, 2013). During the nine-month period ended on September 30, 2014, acquisitions amounted to R$ 1,593,616 (R$ 1,921,005 as of September 30, 2013), and disposals amounted to R$ 9,147 (R$ 7,845 as of September 30, 2013).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended on September 30, 2014 amounted to R$ 30,821 (R$ 30,417 as of September 30, 2013). Borrowing costs capitalized during the nine-month period ended September 30, 2014 amounted to R$ 86,912 (R$ 86,542 as of September 30, 2013).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 749,715 as of September 30, 2014 (R$ 615,997 as of December 31, 2013).

NOTE 10 — GOODWILL

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2013	10,265,246	(231,850)	10,033,396
(+/-) Foreign exchange effect	1,324,790	(32,435)	1,292,355
(+) Additions	27,294	—	27,294
Balance as of December 31, 2013	11,617,330	(264,285)	11,353,045
(+/-) Foreign exchange effect	420,923	2,403	423,326
Balance as of September 30, 2014	12,038,253	(261,882)	11,776,371

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2014	December 31, 2013
Brazil	540,245	533,186
Special Steels	2,649,084	2,580,989
Latin America	788,373	781,208
North America	7,798,669	7,457,662
	11,776,371	11,353,045

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual Interest (*)	September 30, 2014	December 31, 2013
Short term financing in Brazilian reais
Working capital	5.69%	33,433	421,564
Financing of investment	9.28%	2,055	42,432
Short term financing in foreign currency
Working capital (US$)	10.71%	591,105	514,417
Working capital (€)	2.27%	125,245	76,577
Working capital (Clp$)	3.85%	—	10,164
Working capital (Cop$)	6.77%	217,466	91,435
Working capital (PA$)	17.49%	22,977	7,799
Working capital (Mxn$)	4.81%	10,357	26,743
Working capital (Uyu$)	2.22%	3,675	—
Financing of property, plant and equipment and others (US$)	2.74%	4,408	4,920
Financing of property, plant and equipment and others (INR)	11.23%	94,697	125,209
Financing of property, plant and equipment and others (Mxn$)	4.81%	158,249	46,154
		1,263,667	1,367,414
Plus current portion of long-term financing		685,912	443,369
Short term financing plus current portion of long-term financing		1,949,579	1,810,783

Long-term financing in Brazilian reais
Working capital	6.96%	2,655,841	888,992
Financing of property, plant and equipment	7.10%	1,144,802	1,023,419
Financing of investment	11.35%	59,350	627,350
Long-term financing in foreign currency
Working capital (US$)	1.87%	140,626	334,290
Working capital (€)	2.27%	44,625	40,331
Working capital (COP$)	6.78%	143,001	286,545
Working capital (PA$)	17.49%	100,495	14,271
Working capital (INR)	11.23%	6,712	10,924
Ten Year Bonds (US$)	6.37%	12,082,237	10,844,032
Financing of investment (US$)	4.75%	171,185	160,216
Financing of property, plant and equipment and others (INR)	11.23%	47,656	98,897
Financing of property, plant and equipment and others (US$)	8.92%	219,894	561,947
Financing of property, plant and equipment and others (Mxn$)	4.81%	—	33,652
		16,816,424	14,924,866
Less: current portion		(685,912)	(443,369)
Long term financing minus current portion		16,130,512	14,481,497
Total financing		18,080,091	16,292,280

Principal amount of the financing		17,740,077	15,901,519
Interest amount of the financing		340,014	390,761
Total financing		18,080,091	16,292,280

(*) Weighted average effective interest costs on September 30, 2014.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas), IPCA (Extended National Consumer Price Index) and SELIC (Special System for Settlement and Custody).

Summary of loans and financing by currency:

	September 30, 2014	December 31, 2013
Brazilian Real (R$)	3,895,481	3,003,757
U.S. Dollar (US$)	13,209,455	12,419,822
Euro (€)	169,870	116,908
Colombian Peso (Cop$)	360,467	377,980
Argentine Peso (PA$)	123,472	22,070
Chilean Peso (Clp$)	—	10,164
Mexican Peso (Mxn$)	168,606	106,549
Uruguayan Peso (Uyu$)	3,675	—
Indian Rupee (INR)	149,065	235,030
	18,080,091	16,292,280

Timeline of installment payments of long-term loans and financing is as follows:

	September 30, 2014	December 31, 2013
2015*	130,872	958,861
2016	836,098	592,501
2017	2,994,253	4,057,773
2018	728,263	502,723
2019	661,769	411,473
2020 on	10,779,257	7,958,166
	16,130,512	14,481,497

(*) For the period as of September 30, 2014, the amounts represents payments from October 01, 2015 to December 31, 2015.

a) Main funding in the period ended September 30, 2014

In March 2014, the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Especiais S.A. issued Export Credit Notes (NCE) in the amount of R$ 430 million and R$ 70 million, respectively, with Banco do Brasil bank. Gerdau S.A. is the guarantor of this transaction.

In April and May 2014, the Company, through its subsidiary GTL Trade Finance Inc., issued a 30 year Bond in the amount of US$ 500 million, with coupon of 7.25% a year, in which part of this Bond in the amount of US$ 250 million were used to a Tender Offer of Bonds which matured in 2017. The Company also had an Exchange Offer of part of its 2017 and 2020 Bonds issued by GTL Trade Finance Inc. and Gerdau Holdings Inc., respectively, by the new Bonds issuance of joint and several liability, which matures in 2024 with coupon of 5.893% a year in the total amount of US$ 1.2 billion. The Company designated these new Bonds as Net Investment Hedge and as a consequence of that the exchange rate variance of these debts will be recognized in the Net Equity and in the Statement of Comprehensive Income, as described in Note 13.f.

In August 2014, the Company and the subsidiaries Gerdau Açominas S.A., Gerdau Aços Especiais S.A. e Gerdau Aços Longos S.A. obtained a total amount of R$ 315 million on a pre-approved credit line of R$ 1.5 billion with BNDES.

b) Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following is a brief description of the financial covenants required under the Company’s debt agreements.

I) Net Interest Coverage Ratio - measures the ability to pay net financial expenses in relation to EBITDA, as defined in the bank agreements (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment and Restructuring Costs). The

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times the net financial expense of the same period for Gerdau S.A.. On September 30, 2014, the current ratio was 5.2 times.

II) Net Leverage Ratio - measures the level of net debt (considers the outstanding principal of the debt, less cash, cash equivalents and short-term investments) to EBITDA, as defined in the bank agreements. The contractual ratio indicates that the net debt should not surpass 4 times the EBITDA for the last 12 months. As of September 30, 2014, the current ratio was 2.7 times.

III) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicate that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of September 30, 2014 the current ratio was 2.7 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by global economics and the steel market.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 58.4 million on the balance sheet date, are guaranteed by the assets being financed. Certain other loans are guaranteed by the controlling shareholders, for which the Company pays a fee of 0.95% per year, of the amounts guaranteed.

d) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of September 30, 2014, the outstanding balance of this credit facility was R$ 924.7 million.

In December, 2013, the Company concluded the renewal of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1.5 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 500 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 1 billion for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. The following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. This transaction has a 3 year term. As of September 30, 2014, the outstanding loans under the line totaled US$ 414.9 million (R$ 1,016.9 million as of September 30, 2014) and are classified as working capital (US$).

NOTE 12 — DEBENTURES

		Quantity as of September 30, 2014			September 30,	December 31,
Issuance	General Meeting	Issued	Held in treasury	Maturity	2014	2013
3rd- A and B	May 27,1982	144,000	123,983	06/01/2021	88,802	87,834
7th	July 14, 1982	68,400	57,792	07/01/2022	60,827	101,859
8th	November 11, 1982	179,964	149,731	05/02/2023	113,260	130,921
9th	June 10, 1983	125,640	122,626	09/01/2024	17,282	27,584
11th - A and B	June 29, 1990	150,000	139,294	06/01/2020	58,196	66,297
14th	August 26, 2014	20,000	11,384	08/30/2024	46,820	—
Total Consolidated					385,187	414,495

Current					—	27,584
Non-current					385,187	386,911

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Maturities of long-term amounts are as follows:

	September 30, 2014	December 31, 2013
2020 on	385,187	386,911
	385,187	386,911

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional annual interest rate was 10.33% and 8.06% for the period ended on September 30, 2014 and year ended on December 31, 2013, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Ten/Thirty Years bonds, other financing, payroll and related liabilities, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

	September 30, 2014		December 31, 2013
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	2,872,095	2,872,095	2,099,224	2,099,224
Short-term investments	1,798,506	1,798,506	2,123,168	2,123,168
Trade accounts receivable	4,363,781	4,363,781	4,078,806	4,078,806
Related parties	68,917	68,917	87,159	87,159
Unrealized gains on derivatives	13,179	13,179	319	319
Other current assets	454,746	454,746	291,245	291,245
Other non-current assets	359,819	359,819	220,085	220,085
Liabilities
Trade accounts payable	3,506,687	3,506,687	3,271,419	3,271,419
Ten/Thirty Years Bonds	12,082,237	12,846,097	10,844,032	11,569,859
Other financing	5,997,854	5,997,854	5,448,248	5,448,248
Payroll and related liabilities	779,608	779,608	655,962	655,962
Debentures	385,187	385,187	414,495	414,495
Related parties	37	37	43	43
Other current liabilities	530,451	530,451	634,761	634,761
Other non-current liabilities	611,755	611,755	571,510	571,510
Unrealized losses on derivatives	4,594	4,594	3,283	3,283

The fair value of the Ten/Thirty-Year bond Securities is based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Condensed Consolidated Interim Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 11 and 12). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 16). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less or equal to 2.5 times
Net Financial Expenses Coverage Ratio	greater or equal to 5.5 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change		September 30, 2014	September 30, 2013
Foreign currency sensitivity analysis	5%		225,225	176,052
Interest rate sensitivity analysis	10	bps	86,287	83,571
Sensitivity analysis of changes in prices of products sold	1%		317,025	295,420
Sensitivity analysis of changes in raw material and commodity prices	1%		197,244	183,249
Sensitivity analysis of interest rate swaps	10	bps	8,223	2,312
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%		8,711	5,694

Foreign currency sensitivity analysis: As of September 30, 2014, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 225,225 and R$ 166,452 after the effects of changes in the net investment hedge described in note 13.f, as of September 30, 2014 (R$ 176,052 and R$ 84,220 of September 30, 2013, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The impact calculated, considering this variation in the interest rate totals R$ 86,287 as of September 30, 2014 (R$ 83,751 as of September 30, 2013) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the nine-month period ended on September 30, 2014, totals R$ 317,025 (R$ 295,420 as of September 30, 2013) and the variation in the price of raw materials and other inputs totals R$ 197,244 as of September 30, 2014 (R$ 183,249 as of September 30, 2013). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 10 bps in the interest curve represents an income of R$ 8,223 (income of R$ 2,312 as of September 30, 2013) and a decrease of 10 bps in the interest curve represents an expense of R$ 8,223 (expense of R$ 2,312 as of September 30, 2013). On September 30, 2014, these effects would be recognized in the statement of comprehensive income in the amount of R$ 8,223 (R$ 2,312 in the statement of comprehensive income on September 30, 2013). The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso represents a gain of R$ 8,711 as of September 30, 2014 (R$ 5,694 as of September, 30 2013) and a decrease of 5% on the US Dollar against the Colombian Peso represents a loss of R$ 8,711 as of September 30, 2014 (R$ 5,694 as of September 30, 2013). The Dollar/Colombian

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Peso forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2014 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	2,872,095	—	—	2,872,095
Short-term investments	—	1,798,506	—	1,798,506
Unrealized gains on financial instruments	—	—	13,179	13,179
Trade accounts receivable	4,363,781	—	—	4,363,781
Related parties	68,917	—	—	68,917
Other current assets	454,746	—	—	454,746
Other non-current assets	359,819	—	—	359,819
Total	8,119,358	1,798,506	13,179	9,931,043
Financial result for the nine-month period ended on September 30, 2014	258,402	130,720	—	389,122
Financial result for the three-month period ended on September 30, 2014	222,318	50,656		272,974

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,506,687	3,506,687
Ten Year Bonds	—	12,082,237	12,082,237
Other financing	—	5,997,854	5,997,854
Payroll and related liabilities	—	779,608	779,608
Debentures	—	385,187	385,187
Related parties	—	37	37
Other current liabilities	—	530,451	530,451
Other non-current liabilities	—	611,755	611,755
Unrealized losses on financial instruments	4,594	—	4,594
Total	4,594	23,893,816	23,898,410
Financial result for the nine-month period ended on September 30, 2014	(7,530)	(1,268,800)	(1,276,330)
Financial result for the three-month period ended on September 30, 2014	348	(848,218)	(847,870)

December 31, 2013 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Total
Cash and cash equivalents	2,099,224	—	2,099,224
Short-term investments	—	2,123,168	2,123,168
Unrealized gains on financial instruments	—	319	319
Trade accounts receivable	4,078,806	—	4,078,806
Related parties	87,159	—	87,159
Other current assets	291,245	—	291,245
Other non-current assets	220,085	—	220,085
Total	6,776,519	2,123,487	8,900,006
Financial result for the nine-month period ended on September 30, 2013	213,958	88,619	302,577
Financial result for the three-month period ended on September 30, 2013	64,202	44,967	109,169

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,271,419	3,271,419
Ten Year Bonds	—	—	10,844,032	10,844,032
Other financing	—	—	5,448,248	5,448,248
Payroll and related liabilities	—	—	655,962	655,962
Debentures	—	—	414,495	414,495
Related parties	—	—	43	43
Other current liabilities	—	—	634,761	634,761
Other non-current liabilities	—	—	571,510	571,510
Unrealized losses on financial instruments	—	3,283	—	3,283
Total	—	3,283	21,840,470	21,843,753
Financial result for the nine-month period ended on September 30, 2013	(12,992)	—	(1,236,000)	(1,248,992)
Financial result for the three-month period ended on September 30, 2013	2,872	—	(318,201)	(315,329)

As of September 30, 2014, the Company has derivative financial instruments such as interest rate swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Condensed Consolidated Interim Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks as mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

As of September 30, 2014, the parent Company Gerdau S.A. has settled Non Deliverable Forward with nominal value of US$ 17.5 million (R$ 42.9 million). The fair value of these contracts represented a loss of R$ 2,807, the counterpart of this operation were HSBC and Citibank.

As of September 30, 2014, the subsidiary Gerdau Aços Longos S.A. has settled Non Deliverable Forward with nominal value of US$ 18.8 million (R$ 46.1 million). The fair value of these contracts represented a loss of R$ 2,600, the counterpart of this operation were HSBC and Citibank.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

As of September 30, 2014, the subsidiary Diaco S.A. has settled Non Deliverable Forward with nominal value of US$ 20.0 million (R$ 49.0 million). The fair value of these contracts represented a loss of R$ 1,736, the counterpart of this operation were Bancolombia and Davivienda.

Swap Contracts

The Company has settled an interest rate swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. The objective of this transaction was to manage the risk of changes in interest rates (Libor) and risk of changes in the exchange rate on US Dollar debts at floating rates.

The Company has a cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value				Amount receivable		Amount payable
Contracts	Position		September 30, 2014		December 31, 2013		September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Forward
Maturity at 2014				—	US$	20.9 million	—	319	—	—
Maturity at 2015			US$	60.0 million		—	13,179	—
Interest rate swap
Maturity at 2014	receivable under the swap	Libor 6M + 0.90%		—	US$	14.3 million	—	—	—	(274)
	payable under the swap	5.50%
Cross currency swap
Maturity between 2017 and 2018	receivable under the swap	Libor 6M +2%-2.25%	US$	25.0 million	US$	25.0 million	—	—	(4,594)	(3,009)
	payable under the swap	10.17%-11.02%	US$	40.0 million	US$	40.0 million
Total fair value of financial instruments							13,179	319	(4,594)	(3,283)

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

The efects of financial instruments are classified as follow:

	September 30, 2014	December 31, 2013
Unrealized gains on financial instruments
Current assets	13,179	319
	13,179	319
Unrealized losses on financial instruments
Current liabilities	—	(274)
Non-current liabilities	(4,594)	(3,009)
	(4,594)	(3,283)

	September 30, 2014	September 30, 2013
Net Income
Gains on financial instruments	12,822	5,309
Losses on financial instruments	(7,289)	(12,992)
	5,533	(7,683)
Other comprehensive income
Gains on financial instruments	(1,930)	4,001
	(1,930)	4,001

f) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Year Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in equity and in the statement of comprehensive income.

The exchange variance on the Ten/Thirty Years Bonds in the amount of US$ 2.7 billion (designated as hedge accounting) is registered in equity and in the statement of comprehensive income, while the exchange rate variance on the portion of US$ 1.0 billion is recognized in income

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Additionally, the Company chose to designate as hedge part of the net investments in financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.2 billion, which were made in order to provide part of the resources for these investments acquisitions abroad.

Based on the standard and interpretation mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 503,871 and R$ 132,923 for the three and nine-month period ended on September 30, 2014, respectively (loss of R$ 39,182 and R$ 558,724 for the three and nine-month period ended on September 30, 2013).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of September 30, 2014, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of September 30, 2014, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013

Current assets
Short-term investments
Trading	1,798,506	2,123,168	1,576,808	1,866,890	221,698	256,278
Financial instruments	13,179	319	—	—	13,179	319
	1,811,685	2,123,487	1,576,808	1,866,890	234,877	256,597

Current liabilities
Financial instruments	—	274	—	—	—	274

Non-current liabilities
Financial instruments	4,594	3,009	—	—	4,594	3,009
	4,594	3,283	—	—	4,594	3,283
	1,816,279	2,126,770	1,576,808	1,866,890	239,471	259,880

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position and operational results of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Company’s legal advisors and of Management and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	September 30, 2014	December 31, 2013
a) Tax provisions	1,239,601	1,057,697
b) Labor provisions	228,373	214,501
c) Civil provisions	21,160	22,400
	1,489,134	1,294,598

a) Provision for tax issues

The increase in tax provisions relates, substantially, to the discussions concerning the compensation of PIS credits, the incidence of PIS and COFINS on other income and excluding the ICMS from the calculation basis for PIS and COFINS. In relation to the demands of dealing with the exclusion of ICMS from the calculation basis for PIS and COFINS, the Company and its subsidiaries have been deposited in court the amounts involved.

II) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2014	December 31, 2013
Tax	1,220,295	1,093,517
Labor	63,805	57,456
Civil	6,002	4,434
	1,290,102	1,155,407

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	September 30, 2014	December 31, 2013
Assets
Associate companies
Armacero Ind. Com. Ltda.	8,610	31,109

Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	25	60
Aceros Corsa, S.A. de C.V.	6,181	—

Others
Fundação Gerdau	54,092	55,657
Others	9	333
	68,917	87,159

Liabilities
Others
Others	(37)	(43)
	(37)	(43)
Non-current liabilities	(37)	(43)

	For the nine-month period ended
	September 30, 2014	September 30, 2013
Net financial income	2,368	1,522

Commercial operations

During the nine-month period ended on September 30, 2014 and 2013, the Company, through its subsidiaries, performed commercial operations with some of its associated companies and jointly controlled entities in sales of R$ 296,551 as of September 30, 2014 (R$ 528,587 as of September 30, 2013) and purchases in the amount of R$ 273,369 as of September 30, 2014 (R$ 368,839 as of September 30, 2013). The net balance of accounts payable totals R$ 23,182 as of September 30, 2014 (R$ 89,452 of accounts receivable as of December 31, 2013).

b)             Financial operations

	(Expenses)/Income
	For the nine-month period ended
	September 30, 2014	September 30, 2013
Shareholders
Indac - Ind. Adm. e Comércio S.A. (*)	(5,100)	(6,678)
Grupo Gerdau Empreendimentos Ltda. (**)	444	302

(*) Guarantees of certain financing in the amount of R$ 712,921 at September 30, 2014, for which the Company pays a fee of 0.95% of the amount guaranteed.

(**) Rental agreement

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c)              Guarantees granted

Related Party	Relationship	Type	Object	Original Amount	Maturity	Balance
Dona Francisca Energética S.A	Associate	Guarantee	Financing Agreements	152,020	Dec/14	3,876
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	437,387	Jul/15 - Feb/21	479,107
Empresa Siderúrgica Del Peru S.A.A.	Subsidiary	Guarantee	Financing Agreements	517,792	Apr/14 - Sept/16	422,185
GTL Trade Finance Inc.	Subsidiary	Guarantee	10-year Bond	1,744,000	Oct/17	2,133,733
GTL Trade Finance Inc.	Subsidiary	Guarantee	30-year Bond	1,118,000	Apr/44	1,225,500
Diaco S.A.	Subsidiary	Guarantee	Financing Agreements	470,492	May/15 - Oct/16	490,565
Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Electricity Purchase/Sale Agreement	1,664	Sept/16	8,354
Gerdau Holding Inc.	Subsidiary	Guarantee	10-year Bond	2,188,125	Jan/20	1,540,706
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	125,304	Jun/15 - Dec/17	116,343
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	112,852	Mar/15	51,119
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	2,117,750	Jan/21	2,908,112
Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Financing Agreements	1,269,065	Jun/15 - Mar/19	1,217,011
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	Guarantee	Bond 10 years	2,606,346	Apr/24	2,856,957
Sipar Gerdau Inversiones	Subsidiary	Guarantee	Financing Agreements	1,665	Jun/17	14,537
Coquecol S.A.C.I.	Subsidiary	Guarantee	Financing Agreements	83,436	Oct/14 - Apr/19	90,687
Steelchem Trading Corporation	Associate	Guarantee	Financing Agreements	80,964	Jun/14 - Mar/15	98,040
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	1,501,275	Apr/23	1,601,729
Gerdau Steel India Ltd.	Subsidiary	Guarantee	Financing Agreements	300,355	Dec/15 - Sept/18	297,845
Aceros Corsa S.A. de C.V.	Associate	Guarantee	Financing Agreements	44,050	Jun-15	46,897
Comercial Gerdau Bolivia	Subsidiary	Guarantee	Financing Agreements	9,804	Unespecific	9,804
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	1,506,629	Dec/15 - Aug/20	1,483,904
Gerdau Ameristeel Us. Inc.	Subsidiary	Guarantee	25-year Bond	103,596	Oct/37	125,001
Gerdau Aços Longos S.A.	Subsidiary	Guarantee	Financing Agreements	426,098	Oct/24 - Dec/30	403,155
Siderúrgica Zuliana, C.A.	Subsidiary	Guarantee	Financing Agreements	33,038	Jun/15	36,765
Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Financing Agreements	70,000	Feb/20	70,000
Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Financing Agreements	78,571	Jul/16	37,400

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

d)             Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 387,858 as of September 30, 2014 (R$ 224,320 as of December 31, 2013), which corresponds to 7,688 debentures (42,173 as of December 31, 2013). Debentures are held by controlling shareholders, directly or indirectly, in the amount of R$ 145,330 as of September 30, 2014 (R$ 162,615 as of December 31, 2013), which corresponds to 21,794 debentures (35,066 as of December 31, 2013).

e)              Price conditions and charges

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 2.86 and 7.83% for the three-month and nine-month periods ended on September 30, 2014, respectively (2.19% and 5.62% for the three-month and nine-month periods ended on September 30, 2013, respectively). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. The sales and purchases of inputs and products are made under terms and conditions agreed between the parties under normal market conditions.

f)               Management compensation

The Company paid to its management salaries and variable compensation totaling R$ 5,740 and R$ 36,269 for the three-month and nine-month periods ended on September 30, 2014 (R$ 5,037 and R$ 24,324 for the three-month and nine-month periods ended on September 30, 2013).

NOTE 16 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	September 30, 2014		December 31, 2013
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,132,285,402	571,929,945	1,128,534,345
Exercise of stock option	—	253,663	—	3,751,057
Balance at the end of the period	571,929,945	1,132,539,065	571,929,945	1,132,285,402

On September 30, 2014, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	September 30, 2014						December 31, 2013
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	29,901,516	5.2	144,845,057	12.6	174,746,573	10.2	29,436,374	5.1	171,866,798	15.0	201,303,172	11.7
Foreign institutional investors	21,813,848	3.8	583,308,966	50.9	605,122,814	35.2	21,919,936	3.8	562,964,554	49.1	584,884,490	34.0
Other shareholders	70,501,927	12.3	151,543,558	13.2	222,045,485	12.9	70,860,981	12.4	144,612,566	12.6	215,473,547	12.5
Treasury stock	1,697,538	0.3	13,492,180	1.2	15,189,718	0.8	1,697,538	0.3	13,745,843	1.2	15,443,381	0.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Treasury stocks

Changes in treasury shares are as follows:

	September 30, 2014				December 31, 2013
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	13,745,843	238,414	1,697,538	557	17,496,900	289,683
Exercise of stock option	—	—	(253,663)	(4,335)	—	—	(3,751,057)	(51,269)
Balance at the end of the period	1,697,538	557	13,492,180	234,079	1,697,538	557	13,745,843	238,414

As of September 30, 2014, the Company had 13,492,180 preferred shares in treasury, totaling R$ 234,079. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. During the nine-months period ended on September 30, 2014, 253,663 shares were used upon exercise of stock options (404,411 during the nine-month period ended on September 30, 2013), with losses of R$ 4,335 (R$ 7,077 during the nine-month period ended on September 30, 2013) which were recorded under Investment and Working Capital reserve. The average acquisition cost of these shares was R$ 17.35.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

IV) Pension Plan - actuarial gains and losses on postretirement benefits.

e) Operations with non-controlling interests — correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

g) Dividends and interest on capital - The Company paid dividends to shareholders in the amounts presented below:

Period	Nature	R$ /share	Outstanding shares (thousands)	Credit	Payment	Amount
1st quarter	Interest	0.07	1,704,523	5/21/2014	5/30/2014	119,317
2nd quarter	Dividends	0.06	1,704,454	7/25/2014	8/21/2014	102,267
						221,584

This payment of dividends and interest on equity was considered as payment in advance of the minimum dividends established by the Company’s by-laws.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 17 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	September 30, 2014			September 30, 2013
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	84,633	167,589	252,222	200,108	394,952	595,060

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,132,525,622		571,929,945	1,128,818,433

Earnings per share (in R$) — Basic	0.15	0.15		0.35	0.35

	For the nine-month period ended on
	September 30, 2014			September 30, 2013
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	337,544	668,357	1,005,901	381,244	752,393	1,133,637

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,132,452,683		571,929,945	1,128,715,976

Earnings per share (in R$) — Basic	0.59	0.59		0.67	0.67

Diluted

	For the three-month period ended on
	September 30, 2014	September 30, 2013
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	167,589	394,952
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	101	74
	167,690	395,026

Net income allocated to common shareholders	84,633	200,108
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(101)	(74)

	84,532	200,034

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,132,525,622	1,128,818,433
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,045,602	623,097
Total	1,134,571,224	1,129,441,530

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.15	0.35

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on
	September 30, 2014	September 30, 2013
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	668,357	752,393
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	1,142	85
	669,499	752,478

Net income allocated to common shareholders	337,544	381,244
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(1,142)	(85)

	336,402	381,159

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,132,452,683	1,128,715,976
Potential increase in number of preferred shares outstanding in respect of stock option plan	5,789,012	379,040
Total	1,138,241,695	1,129,095,016

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.59	0.67

NOTE 18 — PROFIT SHARING

a) The profit sharing of the management of the Company is limited to 10% of net income, after deducting the income tax and compensation paid, in accordance with the Company’s by-laws; and

b) The profit sharing of the employees is based on achievement of operational targets and is allocated as cost of sales, sales expenses and as general and administrative expenses.

NOTE 19 — LONG-TERM INCENTIVE PLANS

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or people who render services to the Company or its subsidiaries, and approved the development of the “Long-Term Incentive Program” that represents a new method of compensation of the strategic officers of the Company. The options shall be exercised in a maximum of five years after the grace period. The Stock Options Plan establishes that 75% of the options granted to management are exercisable only if they met the performance goals established by the Executive Committee.

The Extraordinary Shareholders’ Meeting held on September 19, 2013 approved changes to the Long-Term Incentive Plan with the objective to support a model of achieving challenging long-term goals, allowing participants to become shareholders of the Company and achieve future gains with the valuation of the shares. Moreover, the modifications seek alignment between the interests of the participants, the Company, its shareholders and the market trends. These changes consist in the replacement of Stock Options by Restricted Shares and Performance Shares based on results of the Company, and allow the employees to convert, until November 17, 2013, their Stock Options and Share Appreciation Rights to Restricted Shares through a method of calculation that ensures the equivalence between the fair value of Stock Options and Restricted Shares.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The conversion was performed through the equivalence between the fair value of stock options and SARs and Restricted Shares delivered in the migration process. The fair value was determined by external experts using the trinomial valuation model. The Restricted Shares originated by the migration had one installment vested on December 9, 2013 and the rest will vest in four equal installments on the following dates: March 20, 2015, March 20, 2016, March 20, 2017 and March 20, 2018.

a)                  Stock Options Plan:

	September 30, 2014		December 31, 2013
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	2,793,495	19.44	13,481,041	17.34
Options Granted	—	—	1,947,564	18.58
Options Exercised	(14,018)	11.40	(2,388,004)	9.60
Options Forfeited	(173,918)	19.79	(279,004)	20.22
Converted to Restricted Shares	—	—	(9,968,102)	18.96
Available at the end of the year	2,605,559	19.49	2,793,495	19.44

The average market price of the share on the nine-month period ended September 30, 2014 was R$ 14.21 (R$ 16.01 in December 31, 2013).

As of September 30, 2014 the Company has a total of 13,492,180 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at September 30, 2014*
			R$
R$ 10.66	80,742	4.4	9.96	80,742
R$ 33.43	12,581	2.4	31.23	12,581
R$ 48.63	8,953	3.4	45.42	8,953
R$ 10,58 to R$ 29,12	2,503,283	5.0	19.65	117,052
	2,605,559			219,328

*The total of options vested that are exercisable on September 30, 2014 is 219,328 (252,372 on December 31, 2013).

During the three-month and nine-month periods ended on September 30, 2014, the long-term incentive plans costs recognized in income for all equity settled awards were R$ 9,136 and R$ R$ 26,065, respectively (R$ 10,534 and R$ 25,935 on September 30, 2013, for the three-month and nine-months periods, respectively).

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic premises:

Grant 2013
Dividend Yield	1.36%
Volatility in the price of share	57.22%
Risk free interest rate	9.23%
Expected period until exercise	5 years

There were no new grants for this plan in 2014.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Restricted Shares and Performance Shares Summary:

Quantity on January 01, 2013	1,024,876
Granted	597,472
Addition due to the Convertion from SARs	2,898,828
Addition due to the Convertion from Stock Options	5,234,336
Forfeited	(652,956)
Exercised	(1,731,341)
Quantity on December 31, 2013	7,371,215
Granted	3,789,728
Forfeited/Canceled	(529,137)
Exercised	(296,476)
Quantity on September 30, 2014	10,335,330

c) Other Plans — North America

In February 2010, the Board of Directors approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

In 2014, an award of approximately US$ 11.7 million (R$ 28.7 million) was granted to participants under the EIP. The Company issued 1,922,892 equity-settled SARs, 768,586 RSUs, and 1,154,306 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In 2013, an award of approximately US$ 11.9 million (R$ 27.9 million) was granted to participants under the EIP. The Company issued 2,423,379 equity-settled SARs, 198,552 RSUs, and 398,920 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On September 30, 2014, there were 799,647 SARs and 102,276 stock options outstanding under the LTIP. These awards are being accrued over the vesting period of 4 years.

During the three-month and nine-month periods ended on September 30, 2014, the effects recognized in income for all cash-settled awards were a gain of US$ 203 thousand (R$ 482) and US$ 742 thousand (R$ 1,699), respectively and during the three-month and nine-month periods ended on September 30, 2013 were a loss of US$ 1,774 thousand (R$ 4,059) and a gain of US$ 2,838 thousand (R$ 6,023), respectively.

As of September 30, 2014 and December 31, 2013, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 303 thousand (R$ 743) and US$ 1,200 thousand (R$ 2,800), respectively. The total intrinsic value of share-based liabilities for which the participant’s right to cash had vested was US$ 1,165 thousand (R$ 2,566) and US$ 1,300 thousand (R$ 3,000) as of September 30, 2014 and December 31, 2013, respectively.

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADRs or a cash payment equal to the fair market value of the ADRs less the grant price. The grant price is set at the closing price of the Company’s common shares on the grant date. SARs have a vesting period of four to five years and expire ten years after the grant date. Expenses with this plan are recognized based on the fair value of the awards that are still in the vesting period and remain outstanding at the end of the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value.  The Company has SARs that may be settled in shares or in cash. For equity-settled SARs, the fair value is estimated only on the grant date. For cash-settled SARs, the fair value is remeasured at each reporting date.

There were no SARs granted in 2014.

The grant date fair value of equity-settled SARs granted in 2013 was US$ 3.16 (R$ 6.83), respectively and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

Grant 2013
Dividend Yield	1.81%
Volatility in the price of share	51.08%
Risk free interest rate	1.12%
Expected period until exercise	6.50 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

SARs Summary:

Quantity on Quantity 01, 2013	6,078,726
Granted	2,423,379
Forfeited	(885,644)
Exercised	(843,965)
Converted to RSUs	(5,914,523)
Quantity on December 31, 2013	857,973
Exercised	(450)
Forfeited/Canceled	(57,876)
Quantity on September 30, 2014	799,647

Performance Share Units (PSUs)

PSUs give the holder the right to receive one common share for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Company on its ADRs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted depends upon the Company’s performance over the performance period against pre-established performance goals. Expenses related to each PSU grant are recognized over the performance period based upon the fair value of the Company’s PSUs on the grant date and the number of units expected to be exercised. The fair value is calculated based on the closing price of the Company’s common shares on the date of grant. The weighted average fair value of PSUs granted was US$ 6.10 and US$ 7.51 (R$ 13.97 and R$ 15.94) for the nine-month periods ended on September 30, 2014 and September 30, 2013, respectively.

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Depreciation and amortization	(555,423)	(527,689)	(1,637,322)	(1,468,004)
Labor expenses	(1,585,149)	(1,558,569)	(4,805,311)	(4,477,609)
Raw material and consumption material	(6,724,996)	(6,329,236)	(19,724,426)	(18,324,853)
Freight	(564,518)	(544,142)	(1,680,204)	(1,486,651)
Other expenses/income, net	(642,279)	(667,108)	(1,991,576)	(1,873,437)
	(10,072,365)	(9,626,744)	(29,838,839)	(27,630,554)

Classified as:
Cost of sales	(9,430,085)	(8,959,637)	(27,847,263)	(25,757,117)
Selling expenses	(172,206)	(177,393)	(525,337)	(493,622)
General and administrative expenses	(488,796)	(494,686)	(1,521,545)	(1,448,994)
Other operating income	64,091	46,229	152,563	145,552
Other operating expenses	(45,369)	(41,257)	(97,257)	(76,373)
	(10,072,365)	(9,626,744)	(29,838,839)	(27,630,554)

NOTE 21 — FINANCIAL INCOME

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Income from short-term investments	31,072	45,796	102,820	83,311
Monetary variation on credit recovery	—	24,506	—	37,009
Interest income and other financial incomes	34,984	24,739	113,943	81,980
Financial income total	66,056	95,041	216,763	202,300

Interest on debts	(283,250)	(228,426)	(862,452)	(652,990)
Monetary variation and other financial expenses	(62,518)	(29,672)	(142,627)	(120,505)
Financial expenses total	(345,768)	(258,098)	(1,005,079)	(773,495)

Exchange variations, net	(308,418)	(45,145)	(104,425)	(367,537)
Gains and Losses on derivatives, net	13,234	2,043	5,533	(7,683)
Financial result, net	(574,896)	(206,159)	(887,208)	(946,415)

NOTE 22 — SEGMENT REPORTING

From 2014 on, the iron ore operation, which was previously presented into the Brazil segment, started to be presented separately as a new segment called “Iron Ore”. This change is due to the evolution of the iron ore project throughout 2013, which led to the Company’s decision to segregate this operation due to its significance.

For presentation purposes, the comparative information has been modified, regarding the information originally disclosed, to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Information by business segment:

	For the three-month periods ended
	Brazil Operation		Iron Ore		North America Operation		Latin America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net sales	3,559,596	3,967,478	206,740	127,119	3,693,971	3,442,892	1,427,523	1,425,683	2,095,344	2,044,561	(277,229)	(513,708)	10,705,945	10,494,025
Cost of sales	(2,967,884)	(3,017,471)	(198,337)	(72,169)	(3,345,891)	(3,295,404)	(1,276,560)	(1,263,621)	(1,921,053)	(1,822,781)	279,640	511,809	(9,430,085)	(8,959,637)
Gross profit	591,712	950,007	8,403	54,950	348,080	147,488	150,963	162,062	174,291	221,780	2,411	(1,899)	1,275,860	1,534,388
Selling, general and administrative expenses	(229,006)	(230,505)	(10,421)	(10,833)	(172,234)	(166,681)	(86,559)	(82,455)	(89,356)	(86,263)	(73,426)	(95,342)	(661,002)	(672,079)
Other operating income (expenses)	756	7,452	—	—	(542)	2,620	(11,937)	686	13,818	3,850	16,627	(9,636)	18,722	4,972
Equity in earnings of unconsolidated companies	—	—	—	—	23,774	13,069	5,918	576	—	—	5,536	4,718	35,228	18,363
Operational income (Loss) before financial income (expenses) and taxes	363,462	726,954	(2,018)	44,117	199,078	(3,504)	58,385	80,869	98,753	139,367	(48,852)	(102,159)	668,808	885,644
Finacial result, net	(149,941)	(19,421)	(12,691)	(84)	(31,389)	(50,071)	(24,429)	(14,472)	(59,238)	(25,639)	(297,208)	(96,472)	(574,896)	(206,159)
Income (Loss) before taxes	213,521	707,533	(14,709)	44,033	167,689	(53,575)	33,956	66,397	39,515	113,728	(346,060)	(198,631)	93,912	679,485
Income and social contribution taxes	(57,852)	(173,858)	1,692	(11,005)	(17,159)	41,819	(21,345)	(12,019)	(23,870)	(41,184)	286,573	158,371	168,039	(37,876)
Net income (Loss)	155,669	533,675	(13,017)	33,028	150,530	(11,756)	12,611	54,378	15,645	72,544	(59,487)	(40,260)	261,951	641,609

Supplemental information:
Net sales between segments	100,869	292,667	105,935	108,292	21,587	69,110	10,611	16	38,227	43,623	—	—	277,229	513,708

Operational Income (Loss) before financial income (expenses) and taxes	363,462	726,954	(2,018)	44,117	199,078	(3,504)	58,385	80,869	98,753	139,367	(48,852)	(102,159)	668,808	885,644
Depreciation/amortization	223,054	206,412	11,778	5,005	137,763	132,563	50,473	50,252	132,355	133,457	—	—	555,423	527,689
Earnings before interest, taxes, depreciation and amortization (EBITDA)	586,516	933,366	9,760	49,122	336,841	129,059	108,858	131,121	231,108	272,824	(48,852)	(102,159)	1,224,231	1,413,333

Information by business segment:

	For the nine-month periods ended
	Brazil Operation		Iron Ore		North America Operation		Latin America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net sales	10,660,777	11,090,110	739,439	329,981	10,532,827	9,459,849	4,128,714	3,902,190	6,539,698	5,979,402	(898,912)	(1,219,492)	31,702,543	29,542,040
Cost of sales	(8,725,897)	(8,901,305)	(560,167)	(208,441)	(9,808,480)	(8,954,649)	(3,646,238)	(3,506,210)	(6,010,806)	(5,398,049)	904,325	1,211,537	(27,847,263)	(25,757,117)
Gross profit	1,934,880	2,188,805	179,272	121,540	724,347	505,200	482,476	395,980	528,892	581,353	5,413	(7,955)	3,855,280	3,784,923
Selling, general and administrative expenses	(678,826)	(674,164)	(29,806)	(27,399)	(536,028)	(465,984)	(261,942)	(231,808)	(290,783)	(261,431)	(249,497)	(281,830)	(2,046,882)	(1,942,616)
Other operating income (expenses)	26,650	35,795	—	—	23,948	4,821	(17,160)	(3,642)	17,475	15,259	4,393	16,946	55,306	69,179
Equity in earnings of unconsolidated companies	—	—	—	—	66,926	25,147	4,784	(5,305)	—	—	17,141	14,822	88,851	34,664
Operational income (Loss) before financial income (expenses) and taxes	1,282,704	1,550,436	149,466	94,141	279,193	69,184	208,158	155,225	255,584	335,181	(222,550)	(258,017)	1,952,555	1,946,150
Finacial result, net	(311,852)	(80,578)	(26,255)	(414)	(110,875)	(138,878)	(35,201)	(84,387)	(133,491)	(98,348)	(269,534)	(543,810)	(887,208)	(946,415)
Income (Loss) before taxes	970,852	1,469,858	123,211	93,727	168,318	(69,694)	172,957	70,838	122,093	236,833	(492,084)	(801,827)	1,065,347	999,735
Income and social contribution taxes	(252,459)	(365,312)	(33,136)	(23,430)	54,766	112,438	(86,407)	(30,493)	(40,608)	(100,192)	387,877	609,349	30,033	202,360
Net income (Loss)	718,393	1,104,546	90,075	70,297	223,084	42,744	86,550	40,345	81,485	136,641	(104,207)	(192,478)	1,095,380	1,202,095

Supplemental information:
Net sales between segments	367,455	686,175	338,002	296,827	69,219	119,665	10,611	853	113,625	115,972	—	—	898,912	1,219,492

Operational (Loss) income before financial income (expenses) and taxes	1,282,704	1,550,436	149,466	94,141	279,193	69,184	208,158	155,225	255,584	335,181	(222,550)	(258,017)	1,952,555	1,946,150
Depreciation/amortization	632,698	580,374	34,747	14,863	409,112	365,978	152,387	137,942	408,378	368,847	—	—	1,637,322	1,468,004
Earnings before interest, taxes, depreciation and amortization (EBITDA)	1,915,402	2,130,810	184,213	109,004	688,305	435,162	360,545	293,167	663,962	704,028	(222,550)	(258,017)	3,589,877	3,414,154

	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Investments in associates and jointly-controlled entities	—	—	—	—	37,742	326,765	1,171,889	1,129,060	1,515	1,288	119,973	132,918	1,331,119	1,590,031
Total assets	20,678,095	19,276,428	1,229,489	1,068,799	17,735,488	16,909,618	8,261,612	7,927,174	13,256,826	14,830,092	310,897	(1,797,071)	61,472,407	58,215,040
Total liabilities	10,636,949	9,396,996	158,190	126,651	4,590,040	4,547,307	2,375,228	2,123,608	6,997,244	6,912,854	3,506,550	3,086,867	28,264,201	26,194,283

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

Iron Ore Operation: Iron Ore

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net sales	4,090,650	4,217,694	1,507,235	1,562,874	4,491,574	4,203,879	616,486	509,578	10,705,945	10,494,025

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

Information by geographic area:

	For the nine-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net sales	12,276,399	11,904,691	4,376,764	4,375,973	12,921,491	11,573,859	2,127,889	1,687,517	31,702,543	29,542,040

	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Total assets	25,660,292	22,036,970	8,892,509	8,478,180	25,020,463	23,843,862	1,899,142	3,856,028	61,472,407	58,215,040

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2014

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

determination, investment plans, and long-term economic-financial forecasts.  The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on September 30, 2014 is required.

NOTE 24 - SUBSEQUENT EVENTS

I) On October 8, 2014, the Company concluded the sale of its interest of 50% held on the jointly-controlled entity Gallatin Steel Company (Gallatin) to Nucor Corporation for a total of US$ 385 million. Gallatin is a flat rolled mini-mill located in Gallatin County, Kentucky, USA that melts scrap, pig iron and hot briquetted iron from various sources, and processes the material to produce flat rolled steel. Gallatin’s high quality assets produce a wide range of steels from low to high carbon grades with an annual capacity of approximately 1.8 million tons.

As a result of this transaction, as of September 30, 2014, the Company reclassified in its Consolidated Balance Sheets, the interest held on Gallatin in the amount of R$ 288,695 from Investments in associates and jointly-controlled entities row to Assets available for sale. The gain on the sale of that interest, gross of tax, that is going to be registered in the fourth quarter of 2014 is US$ 261.1 million.

This investment was classified in the segment denominated North America Operation. During the nine months period ended on September 30, 2014, the Company, referring to its interest on Gallatin, registered a gain of R$ 61.114 as a result of the Equity in earnings of unconsolidated companies in the Consolidated Statement of Income.

II) On October 16, 2014, the Company completed the merger of its associate Multisteel Business Holdings Corp. with the Dominican Metaldom company, originating the jointly-controlled entity Gerdau Metaldom, which will produce long and flat steel for the areas of civil construction, industrial and agricultural, and also scrap processing operations and PVC pipes, with over one million tons/year of installed capacity.

III) On October 31, 2014, the Company proposed to anticipate the payment of dividends on income for the quarter ended on September 30, 2014, in the form of interest on equity, which will be calculated and credited on the shareholding interest owned on November 17, 2014, in the amount of R$ 85.2 million (R$ 0.05 per common and preferred share), with payment on November 27, 2014. These amounts will be considered as payment in advance of the minimum dividends established by the Company’s by-laws, and will be submitted to the approval of the Board of Directors on November 5, 2014.

********************************